As Filed with the Securities and Exchange Commission on July 31, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HCC INSURANCE HOLDINGS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Shares of Common Stock, Par Value $1.00 Per Share
( Title of Class of Securities )
404132102
(CUSIP Number of Class of Securities Underlying Options to Purchase Company Stock)
Randy D. Rinicella
Senior Vice President and General Counsel
13403 Northwest Freeway
Houston, Texas 77040
(713) 690-7300
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons )
with copies to:
Arthur S. Berner, Esq.
Haynes and Boone, LLP
1221 McKinney Street, Suite 2100
Houston, Texas 77010
(713) 547-2526
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$20,615,050.13	$632.88

*
Estimated solely for purposes of calculating the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all eligible existing options to purchase 2,221,237 shares of common stock of HCC Insurance Holdings, Inc. will be amended pursuant to this offer, which may not occur.

**
The filing fee was previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable

Form or Registration No.:	Not Applicable

Filing Party:	Not Applicable

Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by HCC Insurance Holdings, Inc., a Delaware corporation (the “Company”) with the Securities and Exchange Commission on July 9, 2007, relating to an offer by the Company to amend certain outstanding options upon the terms and subject to the condition set forth in (i) the Offer to Amend, dated July 9, 2007 (the “Offer to Amend”); (ii) the Letter of Transmittal; (iii) the Withdrawal Form; and (iv) the Form of Notice of Amendment of Eligible Options and Cash Bonus (together, the “Offer Documents”). The Offer Documents were previously filed with the Schedule TO as exhibits (a)(1)(A), (a)(1)(C), (a)(1)(D) and (a)(5)(B). Except as amended and supplemented hereby, all of the terms of the offer and all disclosure set forth in the Schedule TO and the Offer Documents remain unchanged.
ITEM 1. SUMMARY TERM SHEET.
     The second sentence in the answer to the question: “How will my Cash Bonus be taxed?” on page 4 of the Offer to Amend is amended as follows:
     The word “but” is replaced with the word “and”, and the word “not” is deleted.
ITEM 4. TERMS OF THE TRANSACTION.
     The second sentence in the paragraph entitled “Cash Bonus” on page 27 of the Offer to Amend is amended as follows:
     The word “but” is replaced with the word “and”, and the word “not” is deleted
ITEM 12. EXHIBITS.
Item 12 of the Schedule TO is hereby amended and restated in its entirety by the following:

(a)(1)(A)*	Offer to Amend, dated July 9, 2007.

(a)(1)(B)*	Announcement of Offer to Amend.

(a)(1)(C)*	Letter of Transmittal.

(a)(1)(D)*	Withdrawal Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Form of Reminder of Expiration Date.

(a)(5)(B)*	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus.

(a)(5)(C)*	Form of Option Summary.

(a)(5)(D)	Letter Regarding 401(K) Eligibility of Cash Bonus

(b)	Not applicable.

(d)(1)*
HCC Insurance Holdings, Inc. 1995 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)*
HCC Insurance Holdings, Inc. 1997 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(3)*
HCC Insurance Holdings, Inc. 2001 Flexible Incentive Plan, as amended and restated (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 23, 2002 Annual Meeting of Shareholders).

(d)(4)*
HCC Insurance Holdings, Inc. 2004 Flexible Incentive Plan (incorporated by reference to Attachment B to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 13, 2004 Annual Meeting of the Shareholders).

(d)(5)*	Form of Option Amendment Agreement executed by certain executive officers of the Company.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on July 9, 2007, and incorporated herein by reference.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

HCC Insurance Holdings, Inc.
By:	Frank J. Bramanti
Frank J. Bramanti
Chief Executive Officer

Date: July 30, 2007

Index of Exhibits

(a)(1)(A)*	Offer to Amend, dated July 9, 2007.

(a)(1)(B)*	Announcement of Offer to Amend.

(a)(1)(C)*	Letter of Transmittal.

(a)(1)(D)*	Withdrawal Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	Form of Reminder of Expiration Date.

(a)(5)(B)*	Form of Notice of Amendment of Eligible Options and Eligibility for Cash Bonus.

(a)(5)(C)*	Form of Option Summary.

(a)(5)(D)	Letter Regarding 401(K) Eligibility of Cash Bonus

(b)	Not applicable.

(d)(1)*
HCC Insurance Holdings, Inc. 1995 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(2)*
HCC Insurance Holdings, Inc. 1997 Flexible Incentive Plan, as amended and restated (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1999).

(d)(3)*
HCC Insurance Holdings, Inc. 2001 Flexible Incentive Plan, as amended and restated (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 23, 2002 Annual Meeting of Shareholders).

(d)(4)*
HCC Insurance Holdings, Inc. 2004 Flexible Incentive Plan (incorporated by reference to Attachment B to the Company’s Definitive Proxy Statement on Form DEF 14A for the May 13, 2004 Annual Meeting of the Shareholders).

(d)(5)*	Form of Option Amendment Agreement executed by certain executive officers of the Company.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the SEC on July 9, 2007, and incorporated herein by reference.